Exhibit (a)(5)(D)


FOR IMMEDIATE RELEASE
For Further Information
Contact: Angela D. Toppi
Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


TRANS-LUX ANNOUNCES COMPLETION OF EXCHANGE OFFER
FOR 7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006

NORWALK, CT, March 14, 2006 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced that its Exchange Offer, which commenced February 6, 2006, pursuant to which Trans-Lux Corporation (the "Company") offered to exchange (the "Exchange Offer") $1,000 principal amount of its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("8 1/4% Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("7 1/2% Notes") and expired on March 13, 2006, that it received $108,000 principal amount of 7 1/2% Notes, for which it will issue a like number of 8 1/4% Notes.

About Trans-Lux

Trans-Lux is a full-service, worldwide provider of integrated electronic display solutions for today's communications environments. Incorporated in 1920, Trans-Lux specializes in the design, manufacture, installation and service of large-scale indoor and outdoor LED electronic display systems for applications in the financial, banking, gaming, corporate, transportation, entertainment and sports industries. Trans-Lux offers unique control systems as well as content through its partnerships with key data suppliers in the markets the Company serves. Trans-Lux has display equipment installed at thousands of locations around the world, including the world's major financial exchanges. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States. For more information, please visit our newly designed website at www.trans-lux.com.

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